UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Salton, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

795757103
(CUSIP Number)

May 27, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 795757103	Page 2 of 5

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kenneth S. Battye
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 2,141,600 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,141,600

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,600
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*	based on 11,370,282 outstanding shares of Common Stock of the Issuer as of 5/11/04

CUSIP No. 795757103	Page 3 of 5

Item 1.		Issuer Information

	(a)	Name of Issuer:

Salton, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1955 Field Court

Lake Forest, Illinois 600451

Item 2.		Reporting Persons Information

	Item 2(a)	Name of Person Filing:

Kenneth S. Battye

	Item 2(b)	Address:

14 Roland Mews,

Baltimore, Maryland 21210

	Item 2(c)	Citizenship:

United States

	Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01

	Item 2(e)	CUSIP Number:

795757103

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	☐	Broker or Dealer registered under Section 15 of the Act.

	☐	Bank as defined in Section 3(a)(6) of the Act.

	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 795757103	Page 4 of 5

Item 4.	Ownership

	(a)	Amount beneficially owned: Kenneth S. Battye 2,141,600 shares of Common Stock

	(b)	Percent of Class: Kenneth S. Battye 18.8%

The foregoing percentage is calculated based on 11,370,282 shares of Common Stock reported to be outstanding as of May 11, 2004 in the Quarterly Report on Form 10-Q of Salton, Inc. for the quarter ended March 27, 2004.

(c)(i-iii) Kenneth S. Battye has the shared power to vote or direct the vote of 2,141,600 shares of Common Stock. Kenneth S. Battye has the shared power to dispose or direct the disposition of 2,141,600 shares of Common Stock. Pursuant to a durable power of attorney dated March 7, 2003 which has been filed with the Securities and Exchange Commission, John S. Battye, Susan A. Battye and Audrey Drossner (each, an “Agent”) have the power to vote and dispose of 2,141,600 shares of Common Stock held by Kenneth S. Battye, upon the approval of two (2) of the three (3) Agents.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More that Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

CUSIP No. 795757103	Page 5 of 5

Item 10.	Certification

  By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	Susan A. Battye, and John S. Battye are signing on behalf of Kenneth S. Battye as attorneys-in-fact pursuant to a durable power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The durable power of attorney was filed as an attachment to a filing by Kenneth S. Battye on Form 3 for Salton, Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Susan A. Battye
Susan A. Battye, attorney-in-fact
for Kenneth S. Battye

6/23/04
Date

/s/ John S. Battye
John S. Battye, attorney-in-fact
for Kenneth S. Battye

6/23/04
Date